

Mail Stop 3030

July 2, 2009

David Schlotterbeck
Chairman and Chief Executive Officer
CareFusion Corporation
3750 Torrey View Court
San Diego, California  91230

> **Re:** **CareFusion Corporation**
> **Amendment No. 3 to Registration Statement on Form 10**
> **Filed June 26, 2009**
> **File No. 001-34273**

Dear Mr. Schlotterbeck:

We have reviewed your filing and have the following comments.  Where indicated, we think you should revise your document in response to these comments.  If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary.  Please be as detailed as necessary in your explanation.  In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.  After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing.  We look forward to working with you in these respects.  We welcome any questions you may have about our comments or any other aspect of our review.  Feel free to call us at the telephone numbers listed at the end of this letter.

<u>Will CareFusion incur any debt prior to or at the time of effectiveness, page 7</u>

1.     We note your response to prior comment 1.  From the revised disclosure on page 7 and elsewhere it appears that you will enter into the senior bridge loan facility regardless of whether you complete any offering of debt securities to finance the distribution to Cardinal Health.  Please revise to describe briefly how you will use the proceeds from the bridge loan facility in the event that you also issue debt securities to finance all or any portion of the distribution to Cardinal Health.

Security Ownership of Certain Beneficial Owners and Management, page 127

2.     We note your response to prior comment 6 regarding the steps you have taken to provide disclosure pursuant to Item 403 of Regulation S-K relating to the shares held by Dodge & Cox, Capital Research Global Investors and AXA Financial. Please revise the applicable footnotes to state, if true, that you are unable to identify the natural persons with voting and/or dispositive power over the shares held by those entities.

Description of Indebtedness, page 147

3.     We note your response to prior comment 8 and your undertaking to provide the debt commitment letter or the fully negotiated senior credit facilities prior to the effectiveness of the Form 10.  Please note that we may have additional comments when we receive these exhibits.  Please allow sufficient time for staff review and the resolution of further comments prior to the effectiveness of the registration statement.

        As appropriate, please amend your registration statement in response to these comments.  You may wish to provide us with marked copies of the amendment to expedite our review.  Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information.  Detailed cover letters greatly facilitate our review.  Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

        You may contact Jong Hwang at (202) 551-3327 or Brian Cascio at (202) 551-3676 if you have questions regarding comments on the financial statements and related matters.  Please contact Joseph McCann at (202) 551-6262 or me at (202) 551-3625 with any other questions.

                                                Sincerely,


                                                Mary Beth Breslin
                                                Senior Attorney


cc (via fax):    Erika Weinberg, Esq. — Weil, Gotshal & Manges LLP